PART II. INFORMATION CONCERNING THE FUND
I. DESCRIPTION OF THE FUND
5. STATUS OF INVESTMENT FUND
(3) Results of Past Operations
(a) Record of Changes in Net Assets

(Reference Information to (3)(a) “Record of Changes in Net Assets”)

  Changes in Total NAV and NAV per Unit

(from the end of October 2006 to the end of January 2017)